UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

18th Floor, No. 1333

Lujiazui Ring Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Exhibit Index

Exhibit 99.1—Press Release—Lufax Announces Filing of Its Annual Report on Form 20-F

Exhibit 99.2—Announcement with The Stock Exchange of Hong Kong Limited—Interim Results Announcement for the Six Months Ended June 30, 2025

Exhibit 99.3—2025 Hong Kong Interim Report

Exhibit 99.4—Announcement with The Stock Exchange of Hong Kong Limited—Annual Results Announcement for the Year Ended December 31, 2025

Exhibit 99.5—2025 Hong Kong Annual Report

Exhibit 99.6—2025 Environmental, Social and Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ Tongzhuan Xi
	Name:	Tongzhuan Xi
	Title:	Chief Financial Officer

Date: April 30, 2026